DIGITAL ALLY, INC.

9705 Loiret Blvd.

Lenexa, KS 66219

February 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Digital Ally, Inc.
File No. 333-235998
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Digital Ally, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date thereafter, of its Registration Statement on Form S-1, as amended (File No. 333-235998), that was initially filed with the Commission on January 21, 2020 (the “Registration Statement”). The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

The Registrant respectfully requests that a copy of the written order from the Commission granting the withdrawal of the Registration Statement be sent to the Registrant’s counsel, David Danovitch, Esq. of Sullivan & Worcester LLP, by email to ddanovitch@sullivanlaw.com. If you have any questions regarding this request, please contact Mr. Danovitch by telephone, at 212-660-3060, or by e-mail at the e-mail address provided above.

Very truly yours,

DIGITAL ALLY, INC.

By:	/s/ Stanton E. Ross
Stanton E. Ross
Chief Executive Officer